SCHEDULE A
to the Amended and Restated Operating Expenses Limitation Agreement

(as amended on August 22, 2016, with respect to the Logan Capital Large Cap Growth Fund;
effective as of August 28, 2016)

Advisors Series Trust Fund and Share Class	Operating Expense Limit as a Percentage of Average Daily Net Assets
Logan Capital International Fund Investor Class Institutional Class	1.50% 1.25%
Logan Capital Large Cap Core Fund Investor Class Institutional Class	1.50% 1.25%
Logan Capital Large Cap Growth Fund Investor Class Institutional Class	1.49% 1.24%
Logan Capital Small Cap Growth Fund Investor Class Institutional Class	1.50% 1.25%
Logan Capital Long/Short Fund Investor Class Institutional Class	1.99% 1.74%

ADVISORS SERIES TRUST on behalf of the series listed on Schedule A	LOGAN CAPITAL MANAGEMENT, INC.

By: /s/ Douglas G. Hess	By: /s/ Al Besse
Name: Douglas G. Hess	Name: Al Besse
Title: President	Title: President